EXHIBIT 99.1

Endeavour Silver Reports High Grade Silver-Gold Drill Intersections at the Guanacevi Mine, Durango, Mexico

VANCOUVER, British Columbia, June 05, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) reports several high-grade silver-gold intersections in the Porvenir Centro, Porvenir Norte and Santa Cruz orebodies along the Santa Cruz vein drilled in late 2018-early 2019 at the Guanacevi mine in Durango, Mexico.

A total of 17 underground drill holes were completed of which 7 holes intersected high grades over mineable widths to extend the three orebodies outside of the current mine plans (view longitudinal section here).

Drilling highlights in the Porvenir Norte orebody include 251 grams per tonne (gpt) silver and 0.93 gpt gold for 325 gpt silver equivalent (Ag Eq calculated at an 80:1 Au:Ag ratio) over a 3.0 metre (m) true width (9.5 oz per short ton (opT) AgEq over 9.8 feet (ft) in hole UG-61).

Drilling highlights in the Santa Cruz orebody include two intersections in parallel veins, 2,175 gpt silver and 2.93 gpt gold for 2,409 gpt Ag Eq over a 1.0 m true width (70.2 opT AgEq over 3.3 feet (ft)); and 579 gpt silver and 0.78 gpt gold for 642 gpt AgEq over 3.9 m (18.7 opT over 12.8 ft) in hole UG-75.

Bradford Cooke, Endeavour director and CEO, commented, “We continue to be encouraged by our positive exploration results at Guanacevi.  Recent drilling has extended high grade silver-gold mineralization to depth at all three of our original orebodies, which should help to increase resources at Guanacevi.”

“Our operations group recently adjusted the 2019 Guanacevi mine plan to halt new development and mine accessible reserves in the original orebodies and accelerate the development and production of our two new orebodies, Milache and SCS, which are higher grade than the current reserves in the original orebodies.  These actions are helping to boost metal production and reduce operating costs so the mine can return to positive free cash flow at current metal prices.”

Drilling highlights are summarized in the following table:

Hole	Orebody, Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
UG-61	PN, Hw SCV	89.60	3.0	0.93	251	325
	Including	91.90	0.7	2.44	410	606
UG-62	PN, Hw SCV	107.90	1.5	1.14	532	624
	Including	108.55	0.5	3.11	1,582	1,831
UG-65	PN, Hw SCV	131.55	1.3	0.34	256	283
	Including	131.55	0.3	0.49	539	578
UG-66	PN, Santa Cruz	104.85	1.3	0.33	223	249
	Including	105.65	0.6	0.69	472	527
UG-73	PC, Santa Cruz	273.00	1.3	1.10	489	577
	Including	273.80	0.4	2.11	1,012	1,181
UG-75	SC, Hw SCV	67.75	1.0	2.93	2,175	2,409
	Including	67.75	0.6	4.67	3,530	3,903
	Santa Cruz	112.20	3.9	0.78	579	642
	Including	113.90	0.6	1.54	1,181	1,304
UG-77	SC, Hw SCV	133.10	2.9	0.51	404	445
	Including	134.60	0.4	1.50	1,304	1,424

Silver equivalents are calculated at a ratio of 80:1 silver: gold.  All widths are estimated true widths.

Corporate Update

CEO Bradford Cooke has been elected Vice President of the Silver Institute for a two-year term.  The Silver Institute is a nonprofit international industry association headquartered in Washington, D.C. Established in 1971, the Institute’s members include leading silver producers, prominent silver refiners, manufacturers, and dealers.  The Institute serves as the industry’s voice in increasing public understanding of the value and many uses of silver, including many “green” applications, and creates programs to raise awareness of the white metal.

Qualified Person and QA/ QC

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour ‑ Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mines will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.